UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41180
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Ermenegildo Zegna N.V.
(Translation of registrant’s name into English)
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Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
The press release attached hereto as Exhibit 99.1 is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-271155) of Ermenegildo Zegna N.V. and shall be a part thereof from the date on which this press release is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is furnished herewith:

Exhibit 99.1 Press Release, dated April 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 30, 2026	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gian Franco Santhià
		Name:	Gian Franco Santhià
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press Release, dated April 30, 2026.